

November 8, 2010

Joe R. Davis
Chief Executive Officer
Consolidated Graphics, Inc.
5858 Westheimer
Suite 200
Houston, TX 77057

      Re: **Consolidated Graphics, Inc.**
             Form 10-K for Fiscal Year Ended March 31, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed May 21, 2010 and July 9, 2010
             File No. 001-12631

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Risk Factors, page 10

1. Please confirm that in future filings you will delete the third sentence in the introductory paragraph to this section. If a risk is deemed not material, please do not reference it.

Part III, page 50

2. Please confirm that in future filings you will provide the information required by Item 201(d) of Regulation S-K or please advise.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Components of Executive Compensation, page 15

3. While we note your disclosure on page 15 that your Compensation Committee does not use benchmarking to set any components of executive compensation, we also note your disclosure on that same page that the Compensation Committee may review publicly available information to evaluate compensation for your executive officers. We also note your disclosure on page 16 that, upon recommendation of your chief executive officer and in consideration of your performance and the value of similar incentive awards to executives in similar positions at similar companies, your compensation committee approved a discretionary cash bonus for Mr. Biro. Please confirm that in future filings you will list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor